September 25, 2012
VIA EDGAR

Securities and Exchange Commission
100 F. Street N.E.
Washington, DC 20549

Attn:    Ms. Cecilia D. Blye
Chief, Office of Global Security Risk

Re:    NCR Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File No. 001-00395

Dear Ms. Blye:
This letter sets forth the responses of NCR Corporation to comments received from the staff of the Office of Global Security Risk (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated September 11, 2012. For ease of reference we have repeated your comments in bold and italicized text that precedes each of our responses below. Unless the context requires otherwise, references to “we”, “our”, “us”, “NCR” or “the Company” in the responses below refer to NCR Corporation.

1.
You state in your Form 8-K filed August 14, 2012, that you have received anonymous allegations from a purported whistleblower relating to your business in Syria. Further, we are aware of an August 12, 2012, news report regarding allegations that you engaged in operations in Syria through NCR Syria, a direct U.S. subsidiary; and that NCR Syria conducted banking business with Commercial Bank of Syria and Real Estate Bank, both of which are included on the Specially Designated Nationals List maintained by the Treasury Department's Office of Foreign Assets Control. As you know, Syria is designated as a state sponsor of terrorism by the State Department and is subject to U.S. economic sanctions and export controls. Please describe to us the nature, duration, and extent of your past, current, and anticipated contacts with Syria, whether through domestic or foreign subsidiaries, distributors, resellers, dealers, or other direct or indirect arrangements, since your letter to us August 6, 2009. Your response should describe any products, equipment, components, technology, software, services, or fees that you have provided or intend to provide into Syria, directly or indirectly, and any agreements, arrangements, or other contacts with the government of Syria or entities it controls.

We suspended all business operations in Syria, including payment to employees, in July 2012, following our notification to the Treasury Department's Office of Foreign Assets Control (“OFAC”) (described below). Other than as discussed more fully below with regard to certain wind-down activities, we have no current business or contacts, nor do we anticipate any future business or contacts, with Syria.
On July 13, 2012, NCR submitted an initial notification to OFAC of potential apparent violations of Executive Order 13582 (August 17, 2011) and Syrian Sanctions Regulations, 31 C.F.R. Part 542. NCR reported to OFAC that, among other actions, it was conducting a review to identify any non-compliant conduct. We also stated in our Current Report on Form 8-K, filed on August 14, 2012, that we had begun an internal investigation. This investigation is looking at, among other things, allegations related to our past business in Syria. The review and investigation referenced in our report to OFAC and in our August 14, 2012 Form 8-K is ongoing and not complete, and we may, as that review and investigation continues, develop different information and conclusions than reflected in this letter. This response is qualified accordingly.

Ms. Cecilia D. Blye

Subject to these qualifications, NCR advises the Staff that from August 6, 2009 until July 2012, NCR, directly and through foreign subsidiaries, sold commercial goods and services to customers located in Syria. The goods sold were ATMs, related software and peripherals, spare or replacement parts, and supplies, such as paper and ink. Employees in Syria provided services including installation, repair and maintenance of this equipment. The approximate value of these sales and services over that almost three-year period was less than $7.5 million.
You have also asked specifically about any agreements, arrangements, or other contacts with the Government of Syria or entities it controls. At this time, our internal investigation with respect to this question is ongoing. We can report that the two customers referenced in your letter dated September 11, 2012, the Commercial Bank of Syria and the Real Estate Bank, were identified by OFAC in August 2011 and December 2011 as being owned or controlled by the Government of Syria and were included on OFAC's Specially Designated Nationals List at those times, respectively. Our ongoing review will determine the extent of business, if any, with these entities after they were so designated as well as identify other government entities, if any, that were customers during the time period referenced in your letter.
In connection with this response and based on our review and investigation to date, we wanted to correct and clarify certain items in our 2009 responses to the Staff's comment letters. In our July 15, 2009, letter we advised the Staff about our Syrian business contacts as follows: “The Company is aware that NCR (IRI) Ltd. and NCR (North Africa) Ltd., two foreign subsidiaries registered in Cyprus and which are not United States persons within the meaning of the Syrian Sanctions Regulations, sold ATMs, parts and related software through unaffiliated non-U.S. distributors to Syria.” These two subsidiaries were Cypriot entities that sold to distributors in Syria. However, these Cypriot subsidiaries did not have branches or operations in Syria. Prior to 2009, we had taken affirmative steps to register a Syrian branch under a Cypriot subsidiary (including the execution of certain documentation in the United States) and to deregister the Syrian branch of NCR Corporation by which NCR Corporation was also making sales in Syria. That process was unfinished in 2009. We note that in 2009, whether sales were made by foreign subsidiaries into Syria or made through a branch of NCR Corporation would have had no impact on our compliance with the Syrian Sanctions Regulations in effect at that time. Also, we advised you in our July 15, 2009, letter that “the Company is not aware of any agreements, commercial arrangements, or other contacts between the Company and the government of Syria or entities controlled by the government of Syria” while also advising in our August 6, 2009, letter to the Staff that we were aware that our “foreign subsidiary, NCR (North Africa) Ltd., through its Syrian branch office, re-sold [certain products identified in the letter] to certain government customers” in Syria. We have since determined that at the time of our responses in 2009, the Syrian branch office was a branch of NCR Corporation rather than of a foreign subsidiary. The Company accordingly had direct business contacts with entities controlled by the Government of Syria. The information presented in this paragraph, however, would not have changed our conclusions in 2009 that our business in Syria did not pose a material investment risk to our security holders and that no additional disclosure on this matter was needed or appropriate.
In addition to these past activities, you have asked about current and anticipated contacts with Syria. In July 2012, NCR suspended all operations in Syria. Therefore, there are no current operations. With regard to anticipated or future contacts with Syria, NCR will be requesting authorization from OFAC regarding certain future activities. The transactions by NCR for which authorization will be requested include activities customarily incident to winding down of business operations, including but not limited to:

•	sale or transfer of assets, including but not limited to real and personal property;

•	resolution of employee contracts, benefits and severance obligations (for which a humanitarian license has already been requested from OFAC);

•	filings as required with Syrian authorities to deregister in Syria, including the filing of tax audit reports and other necessary submissions;

•	engagement of third party service providers, such as accountants and legal counsel to effectuate these filings and other actions;

•	termination, novation or other appropriate action to resolve outstanding third party vendor and customer contracts;

Ms. Cecilia D. Blye

•	closure of bank accounts that have been maintained in non-blocked banks; and

•	closure of bank accounts that have been maintained in blocked banks.
Absent and apart from activities that may be authorized by OFAC, NCR does not anticipate further activities in Syria.

2.
You also state in the Form 8-K that you notified OFAC of potential apparent violations related to your business in Syria and that you are taking measures consistent with OFAC guidelines. Please tell us whether you have received any communications from OFAC on this issue and the current status of the matter. In addition, briefly describe to us the nature of the measures you are undertaking in accordance with OFAC guidelines.

As disclosed in our Current Report on Form 8-K filed on August 14, 2012, NCR has submitted an initial notification to OFAC of potential apparent violations. That notification was provided to OFAC on July 13, 2012, and OFAC acknowledged receipt of the notification by letter dated July 23, 2012. To NCR's knowledge, OFAC has otherwise taken no action.

Also as disclosed in our August 14, 2012 Form 8-K, NCR has undertaken other measures consistent with OFAC guidelines. Specifically, under supervision of senior company management, NCR has undertaken the following measures that we believe will allow us to meet or exceed OFAC guidelines, as follows:

i.	cessation of apparent potentially non-compliant conduct;

ii.	preservation of relevant data and documents;

iii.	placement of hold on relevant accounts, contracts or other obligations;

iv.	identification of other conduct, if any, that might reflect non-compliance;

v.	submission to OFAC of a license request to address employee contracts in Syria;

vi.	identification of other obligations in Syria that might require OFAC authorization;

vii.	identification of custodians of relevant data or documents;

viii.	collection of relevant data or documents;

ix.	initiation of review of data or documents; and

x.	initiation of review of compliance policies, processes and internal controls to prevent recurrence of apparent non-compliance.

(For more information on OFAC guidelines, see generally 31 C.F.R. Part 501, Appendix A, Economic Sanctions Enforcement Guidelines (OFAC guidelines) and Paragraph III.F (General Factors Affecting Administrative Action/Remedial Response)).

3.
You stated in your letter to us filed on July 15, 2009 that you anticipated ceasing sales to Sudan by the middle of 2010. As you know, Sudan is designated as a state sponsor of terrorism by the State Department and is subject to U.S. economic sanctions and export controls. Please describe to us the nature, duration, and extent of your past, current, and anticipated contacts with Sudan, whether through domestic or foreign subsidiaries, distributors, resellers, dealers or other direct or indirect arrangements, since your letter to us dated August 6, 2009. Your response should describe any products, equipment, components, technology, software, services, or fees that you have provided or intend to provide into Sudan, directly or indirectly, and any agreements, arrangements, or other contacts with the government of Sudan or entities it controls.

Consistent with our statement in our July 15, 2009 letter, we can confirm that no sales to the Sudan occurred after June 2010, although we note that one order placed in June 2010 was not delivered until August 2010. Between August 6, 2009 and June 2010, all sales were made through a foreign subsidiary of NCR and consisted of ATMs and related software and peripherals. All of our sales were made to local distributors and not to the ultimate customer. The approximate value of these sales since August 6, 2009 was less than $2 million.
NCR does not anticipate future activities in the Sudan.

4.
Please discuss the materiality of your contacts with Syria and Sudan described in response to the foregoing comments, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making

Ms. Cecilia D. Blye

an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria or Sudan. In this regard, we are aware of August 2012 media reports that ascribe a fall in your stock price at least in part to news of your alleged violations of U.S. sanctions regulations concerning Syria.

Our past business contacts in Syria and the Sudan were immaterial to NCR and, in our opinion, pose no material investment risk for our security holders.

In quantitative terms, revenues from the transactions for the last three fiscal years and the subsequent interim period, as a percentage of total revenue, are 0.11% for fiscal 2009, 0.11% for fiscal 2010, 0.03% for fiscal 2011, and 0.02% for the first six months of fiscal 2012.

As requested, the following table shows the approximate dollar amounts of revenue, assets, and liabilities associated with each of Syria and the Sudan for the last three fiscal years and the subsequent interim period (amounts shown are in millions).

	For the year ended December 31, 2009	For the year ended December 31, 2010	For the year ended December 31, 2011	For the six months ended June 30, 2012
Syria
Revenue	$2.4	$4.2	$1.4	$0.4
Assets	2.2	2.5	2.6	2.4
Liabilities	0.1	0.3	0.4	0.5
Sudan
Revenue	2.5	1.0	—	—

Consistent with the Staff's comments and our ordinary assessment of materiality in a variety of contexts, we have also considered qualitative factors in this evaluation of materiality and, for the reasons set forth below, do not believe that these factors present a material investment risk to our security holders:

•
State governments, municipalities, and/or universities, as referenced in the Staff's letter, directly hold approximately 2.2% of the Company's outstanding shares in the aggregate (we are unable to ascertain the amount of shares, if any, they may hold indirectly through one or more nominees).

•	The states, universities and other public investors, as referenced in your letter, have not made any inquiries or indications of divestment activity or intent to us.

We believe that our past business contacts - which were of a limited nature in any quantitative terms and were, as described herein, comprised of sales of ATMs, related software and peripherals and similar equipment (parts, supplies and services) which were sold to banks and other customers for use by consumers in their day-to-day life -- present no material reputational risk for the Company. We also note - as our public disclosure has also made clear for the benefit of our investors - that we have ceased our business in Syria. We do not intend to resume such activities, with the limited exception of certain wind-down activities and only to the extent allowed by OFAC. With regard to the media reports your letter references and the suggestion that there was, in August, a fall in our stock price due to news of alleged violations on our part of U.S. sanctions regulations concerning Syria, we respectfully disagree with that characterization. We note that the Wall Street Journal had published an article about the whistleblower complaints against NCR concerning Syria in its online edition as of Sunday night, August 12, 2012, followed by the same story's appearance in the Wall Street Journal print publication the morning of Monday, August 13, 2012. Our stock price made no significant move on Monday, August 13, 2012.

Ms. Cecilia D. Blye

Please do not hesitate to contact me at 212-589-8417 if there are any comments or questions concerning the foregoing or if we can be of assistance in any way.
Sincerely,

/s/ Jennifer Daniels
Jennifer Daniels
Senior Vice President, General Counsel and Corporate Secretary
NCR Corporation

cc:    Ms. Barbara Jacobs
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street N.E.
Washington, DC 20549